UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Hansen, Neal C.
   c/o CSG Systems International, Inc.
   7887 E. Belleview Ave., Ste. 1000
   Englewood, CO  80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc.
   CSGS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) (X) Other (specify below)
   Chairman of the Board & CEO
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |11.09.|G   |5,850             |D  |N/A        |                   |      |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |12.04.|G   |300               |D  |N/A        |850,984            |      |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |645,000            |I     |Owned by limited partnershi|
                             |      |    |                  |   |           |                   |      |p*                         |
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Common Stock                 |      |    |                  |   |           |51,204             |I     |Owned by Spouse*           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Optio|$53.4375|11.17|A   |198,129    |A  |***  |11.17|Common Stock|198,129|       |384,763     |D  |            |
ns**                    |        |.98  |    |           |   |     |.08  |            |       |       |            |   |            |
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Incentive Stock Options*|$53.4375|11.17|A   |1,871      |A  |***  |11.17|Common Stock|1,871  |       |27,487      |D  |            |
*                       |        |.98  |    |           |   |     |.08  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*The reporting person disclaims beneficial ownership of the Common Stock reported in Table I as being owned by his spouse and, except to the extent of his pecuniary interest therein, the 645,000 shares owned by a limited partnership.
**All options become exercisable over either a four or five year period and are subject to the terms and provisions of the 1996 Stock Incentive Plan of CSG Systems International,
Inc.
***The options reported in Table II, granted on 11.17.98, are exercisable in two equal, annual installments beginning on 11.17.02 and are subject to the terms and provisions of the 1996 Stock Incentive Plan of CSG Systems International, Inc.
SIGNATURE OF REPORTING PERSON
Neal C. Hansen
DATE
February 9, 1999